Exhibit 99.B(p)(21)

DYNAMIC BETA INVESTMENTS LLC

CODE OF ETHICS

MAY 2021

Table of Contents

I.	INTRODUCTION	2
II.	STATEMENT OF POLICIES	2
III.	ADMINISTRATION OF CODE OF ETHICS	3
IV.	PERSONAL TRADING ACTIVITES	3
V.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES	4
VI.	REPORTING REQUIREMENTS	5
VII.	EXCEPTIONS FROM REPORTING REQUIREMENTS/ALTERNATIVE TO QUARTERLY TRANSACTION REPORTS	5
VIII.	GIFTS, ENTERTAINMENT AND CONTRIBUTIONS	6
IX.	OUTSIDE BUSINESS ACTIVITIES	7
X.	POLITICAL CONTRIBUTIONS	7
XI.	PROTECTION OF MATERIAL NON-PUBLIC INFORMATION	8
XII.	ELECTRONIC COMMUNICATIONS AND SOCIAL NETWORKING	8
XIII.	WHISTLEBLOWER AND ANTI-RETALIATION POLICY	9
XIV.	OVERSIGHT OF CODE OF ETHICS	10
XV.	CONFIDENTIALITY	10
XVI.	ACKNOWLEDGMENT	10

I.            INTRODUCTION

High ethical standards are essential for the success of Dynamic Beta Investments LLC (“DBi”) and to maintain the confidence of advisory clients, including each fund DBi sub-advises (collectively, “Clients” and each a “Client”). The objective of this Code of Ethics is to subject all business dealings and securities transactions undertaken by any partner, officer, principal (or other person occupying a similar status or performing similar functions), or employee of DBi, or other person who provides investment advice on behalf of DBi and is subject to the supervision and control of DBi (“Supervised Persons” and each a “Supervised Person”), whether for Clients or for personal purposes, to the highest ethical standards.1 DBi expects its personnel to premise their conduct on fundamental principles of openness, integrity honesty and trust. DBi places a high value on ethical conduct and expects its Supervised Persons to live up to high ethical standards, not merely obey the letter of the law.

The provisions of the Code of Ethics are not all-inclusive. Rather, they are intended as a guide for Supervised Persons of DBi in their conduct. Supervised Persons are urged to seek the advice of the Chief Compliance Officer for any questions about the Code of Ethics, the application of the Code of Ethics to their individual circumstances, and particularly in any situation where any Supervised Person may be uncertain as to the intent or purpose of the Code of Ethics. Supervised Persons should also understand that a material breach of the provisions of the Code of Ethics may constitute grounds for disciplinary action, including termination of employment and/or association with DBi.

II.            STATEMENT OF POLICIES

A.            Confidentiality

Supervised Persons are expected to honor the confidential nature of DBi, Clients and investor affairs. Information designated as confidential shall not be communicated outside DBi, other than to advisers consulted on a confidential basis and shall only be communicated within DBi on a “need to know” basis. Supervised Persons must avoid making unnecessary disclosure of any internal information concerning DBi and its business relationships and must use such information in a prudent and proper manner in the best interests of DBi and its Clients.

B.            Level of Care

Supervised Persons are expected to represent the interests of DBi and its Clients and Clients’ investors (“Investors” and each an “Investor”) in an ethical manner and to exercise due skill, care, prudence, and diligence in all business dealings.

C.            Fiduciary Duties

DBi and its Supervised Persons owe a fiduciary duty to the clients of DBi. DBi and its Supervised Persons must conduct their affairs, including their personal securities transactions, in such a manner as to avoid (i) serving their own personal interests ahead of clients, (ii) taking inappropriate advantage of their position with DBi, and (iii) abusing their position of trust and responsibility. In meeting its fiduciary responsibilities to its clients, DBi expects every Supervised Person to demonstrate the highest standards of ethical conduct. Compliance with the provisions of the Code of Ethics, the Advisers Act and all applicable federal securities laws shall be considered a basic condition of employment and association with DBi.

1 Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) requires every registered investment adviser to establish, maintain and enforce a Code of Ethics that at a minimum addresses personal trading by its “Access Persons”. For purposes of this Code of Ethics, all Supervised Persons are considered “Access Persons”.

Pursuant to Section 206 of the Advisers Act, both DBi and its Supervised Persons are prohibited from engaging in fraudulent, deceptive or manipulative conduct. Compliance with the Code of Ethics involves more than acting with honesty and good faith alone. It means that DBi has an affirmative duty of utmost good faith to act solely in the best interest of its clients and at all times to place the interests of clients before their own and not to take inappropriate advantage of their positions.

III.            ADMINISTRATION OF CODE OF ETHICS

The Chief Compliance Officer or his/her designee is charged with the administration of this Code of Ethics, has general compliance responsibility for DBi and may offer guidance on securities laws and acceptable practices, as they may change from time to time. The Chief Compliance Officer may rely upon the advice of outside legal counsel.

IV.            PERSONAL TRADING ACTIVITES

A Supervised Person may not use confidential or proprietary information, obtained in the course of his/her employment or association with DBi, for his/her personal investment purposes or for his/her personal gain, and the Supervised Person may not share such information with others for his/her personal benefit.

DBi has adopted the personal trading restrictions and requirements described below to prevent misuse of confidential or proprietary information when Supervised Persons engage in personal securities transactions. While it is impossible to define all situations that might pose such a risk, this Code of Ethics is designed to address those circumstances where such risks are likely to arise.

A.            Applicability

All Supervised Persons of DBi are required to report certain holding and transactions in securities in which they have “beneficial ownership” (“Reportable Securities”).

A Supervised Person has Beneficial Ownership of all securities held in accounts (“Personal Accounts”) maintained by or for the Supervised Person and:

1.             The Supervised Person’s spouse (unless legally separated) and minor children;

2.             A relative (including in-laws, step-children, and step-parents) sharing the same household as the Supervised Person;

3.             Any individuals who live in the Supervised Person’s household and over whose purchases, sales, or other trading activities the Supervised Person exercises control or investment discretion;

4.             Any persons to whom the Supervised Person provides primary financial support, and either (i) whose financial affairs the Supervised Person controls, or (ii) for whom the Supervised Person provides discretionary advisory services;

5.             Any trust or other arrangement (e.g., a 401k plan) of which the Supervised Person or any member of the Supervised Person’s immediate family sharing the same household as the Supervised Person is a beneficiary; and

6.             Any partnership, corporation, or other entity of which the Supervised Person is a director, officer or partner or in which the Supervised Person has a 25% or greater beneficial interest, or in which the Supervised Person owns a controlling interest or exercises effective control.

Upon receipt of this Code of Ethics, each Supervised Person will be required to provide a comprehensive list of all Personal Accounts and control relationships to DBi’ Chief Compliance Officer.

B.            Supervised Person as Trustee

A Personal Account does not include any account for which a Supervised Person serves as trustee of a trust for the benefit of (i) a person to whom the Supervised Person does not provide primary financial support, or (ii) an independent third party.

C.            Other Persons

1.	Personal Accounts of Other Supervised Persons. A Personal Account of a Supervised Person that is managed by another Supervised Person is considered to be a Personal Account only of the Supervised Person who has a Beneficial Ownership in the Personal Account. The account is considered to be a client account with respect to the Supervised Person managing the Personal Account.

2.	Solicitors/Consultants. Non-employee solicitors or consultants are not subject to this Code of Ethics unless the solicitor/consultant, as part of his duties on behalf of DBi, (i) makes or participates in the making of investment recommendations for DBi’ Clients, (ii) gains access to material non-public information related to or in conjunction with DBi’ business or (iii) obtains information on recommended investments for DBi Clients.

3.	Client Accounts. A Client account includes any account managed by portfolio personnel of DBi, which is not a Personal Account.

D.            Divestiture

Notwithstanding any prior receipt of approval of a transaction in a Personal Account, the Chief Compliance Officer may require the Supervised Person to divest himself or herself of the security (and disgorge any profits) if the Chief Compliance Officer concludes that the transaction involved a breach of the Supervised Person’s fiduciary obligations or is necessary to avoid the appearance of impropriety.

V.            RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

A.            General

It is the responsibility of each Supervised Person to ensure that a particular securities transaction being considered for his/her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Supervised Persons may be effected only in accordance with the provisions of this Section. Generally,

1.	No Supervised Person may directly or indirectly purchase or sell (long or short) for any Personal Account any shares of a security that is on DBi’s restricted securities list (the “Restricted List”).

2.	Unless otherwise stated by the Chief Compliance Officer, the Restricted List consists of companies about which DBi or one of its Supervised Persons has material non-public information. Once an instrument is added to the Restricted List, Supervised Persons will be prohibited from trading in those instruments until they are removed from the Restricted List.

3.	No Supervised Person may knowingly purchase or sell for any Personal Account any security, directly or indirectly, in such a way as to adversely affect Fund transactions.

4.	No Supervised Person may use his/her knowledge of fund transactions to cause any Personal Account to profit from the market effect of such transactions (or give such information to a third person who may so profit, except to the extent necessary to effectuate such transactions).

B.            Pre-clearance of Transactions in Personal Account

A Supervised Person must obtain the prior written approval of the Chief Compliance Officer before engaging in a transaction in an initial public offering (“IPO”) or a private offering conducted pursuant to Section 4(a)(2) or 4(a)(5) of the Securities Act of 1933 or Regulation D thereunder for any Personal Account.

A request for pre-clearance must be made by completing a pre-clearance request in advance of the contemplated transaction through Basis Code.

VI.            REPORTING REQUIREMENTS

A “Reportable Security” is any type of security except (i) a direct obligation of the U.S. Government; (ii) a bankers’ acceptance, bank certificate of deposit, commercial paper and high quality short-term debt instrument, including a repurchase agreement; (iii) shares issued by money market funds; (iv) shares issued by a registered, open-end investment company for which DBi does not act as investment adviser or sub-adviser; and (v) shares issued by unit investment trusts that are invested exclusively in one or more registered, open-end investment companies for which DBi does not act as investment adviser or sub-adviser.

All Supervised Persons are required to submit to the Chief Compliance Officer (subject to the applicable provisions of Section VII. below) the following reports:

A.            Initial Holdings Report

Within 10 days of becoming a Supervised Person, each such person must provide the Chief Compliance Officer with an Initial Holdings Report listing all Reportable Securities and Personal Accounts in which he/she has a direct or indirect beneficial ownership. Thereafter, a Supervised Person must notify the Chief Compliance Officer and receive authorization before opening any new Personal Accounts.

B.            Annual Holdings Report

Within 30 days after the end of each calendar year (January 30), each Supervised Person must submit via Basis Code a report listing all Reportable Securities and all Personal Accounts in which the Supervised Person has direct or indirect beneficial ownership, as of December 31 of such year.

C.            Quarterly Transaction Reports

Within 30 days after the end of each calendar quarter each Supervised Person must submit via Basis Code a report to the Chief Compliance Officer listing all securities transactions in a Reportable Security in which the Supervised Person has any direct or indirect beneficial ownership.

If a Supervised Person had no reportable transactions or did not open any new Personal Accounts during the applicable quarter, such Supervised Person is still required to submit a report via Basis Code for such quarter stating such.

VII.	EXCEPTIONS FROM REPORTING REQUIREMENTS/ALTERNATIVE TO QUARTERLY TRANSACTION REPORTS

This Section sets forth exceptions from the requirements of the Reporting Requirements for Personal Trading Activities outlined in Section VI of the Code of Ethics. All other requirements will continue to apply to any holding or transaction exempted from reporting pursuant to this Section:

A.	No Initial, Annual or Quarterly Transaction is required to be filed by a Supervised Person with respect to securities held in any Personal Account over which the Supervised Person has (or had) no direct or indirect influence or control (“Discretionary Account”). The Chief Compliance Officer has authority under this Code of Ethics to determine at any time whether a particular account qualifies or continues to qualify as a Discretionary Account, whether additional information should be provided by the relevant Supervised Person or whether additional steps must be taken by the relevant Supervised Person in order to maintain Discretionary Account status for the relevant account.

B.	Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings must be included on Initial and Annual Holdings Reports); and

C.	Quarterly Transaction Reports are not required if the report would duplicate information contained in broker trade confirm or account statements that a Supervised Person has already provided to the Chief Compliance Officer; provided, that such broker trade confirm, or account statements are provided to the Chief Compliance Officer within 30 days of the end of the applicable calendar quarter. This paragraph has no effect on a Supervised Person’s responsibility related to the submission of Initial and Annual Holdings Reports.

1.            Supervised Persons that would like to avail themselves of this exemption should:

(a)	Ensure that the content of such broker confirms or account statements for any Personal Account meet the content required for Quarterly Transaction Review Reports; and

(b)	Inform the Chief Compliance Officer that you would like to avail yourself of this compliance option and provide the Chief Compliance Officer with the following for each of his/her Personal Accounts:

•	name of institution;
•	address of institution;
•	name of contact at institution;
•	Identification numbers for personal accounts held at institution;
•	name of personal accounts held at institution.

VIII.            GIFTS, ENTERTAINMENT AND CONTRIBUTIONS

Supervised Persons (and their family members) should not accept (in the context of their business activities for DBi) excessive benefits or gifts. Giving and receiving of cash is strictly forbidden. Modest gifts and benefits, which would not be regarded by others as improper, may be accepted on an occasional basis. A Supervised Person should not accept any gifts or benefits that might influence the decisions that he/she must make in business transactions involving DBi, or that others might reasonably believe would influence those decisions. Discretion also should be used in giving gifts. No Supervised Person should offer any gifts, favors or gratuities that could be viewed as influencing decision-making or otherwise could be considered as creating a conflict of interest on the part of the recipient. As such, all Supervised Persons are required to notify the Chief Compliance Officer prior to giving or accepting any such benefit or gift with a value in excess of $500 (i.e., if foreign, then US equivalent), irrespective of face value (e.g., a sporting event playoff ticket with a face value of $75 but a reasonably estimated market value of $500 would need to be reported). The Chief Compliance Officer, in his/her discretion, may require, among other things, that any such gifts are returned or that the third party be compensated (by the Supervised Person) for the value of the benefit received.

Subject to restrictions related to entertaining government officials and labor organization representatives, reasonable entertainment provided by any entity doing business with DBi or a Supervised Person entertaining a person(s) doing business with DBi is permissible if representatives of the entity attend the event.

No gifts, meals or entertainment of any value may be provided to government officials or their immediate family members or labor organization representatives by DBi or any Supervised Persons without the prior written approval of the Chief Compliance Officer.

If the Chief Compliance Officer identifies circumstances where a Supervised Person’s receipt of gifts becomes so frequent or extensive so as to raise any question of propriety, the Chief Compliance Officer will review the facts of the situation and may rely upon the advice of legal counsel. Gifts from third parties that are received by DBi in general, and not any one individual, are excluded from this policy unless deemed excessive by the Chief Compliance Officer (in which case the Chief Compliance Officer may opt to reject the gift(s)).

The Chief Compliance Officer will maintain a record of gifts, meals and entertainment and will monitor such information for adherence to the Code of Ethics and identify the potential for conflicts of interest or the appearance thereof. The Chief Compliance Officer has the authority to determine whether a gift, meal or entertainment is inappropriate and whether it must be returned or repaid.

This benefits/gifts policy is for the purpose of helping DBi to monitor the activities of its Supervised Persons. However, the reporting of a gift or entertainment does not relieve any Supervised Person from the obligations and policies set forth in this Section or anywhere else in this Code of Ethics. If you have any questions or concerns about the appropriateness of any gift or entertainment, please consult the Chief Compliance Officer.

IX.            OUTSIDE BUSINESS ACTIVITIES

Supervised Persons will need to seek the approval of the Chief Compliance Officer prior to engaging in business activities outside the scope of his/her employment at DBi. Reasons outside business activities may not be permitted include: 1) they create a potential conflict of interest, and/or 2) may interfere with the Supervised Person’s responsibilities and duties to DBi in accordance with applicable offering and/or fund documents. Supervised Persons will need to provide information about: (i) the nature of the outside business activities; (ii) the name of the organization; (iii) any compensation; and (iv) the time demands of the activities. Supervised Persons will also be required to annually update DBi regarding his/her outside business activities and any relationships with “insiders” of publicly-traded companies.

Pre-approval will not be required for outside activities related to charities, non-profit organizations/clubs or civic/trade associations. However, Supervised Persons are required to summarize/update such activities on the annual update form.

X.            POLITICAL CONTRIBUTIONS

A.            Political Contributions

Rule 206(4)-5 under the Advisers Act prohibits DBi from receiving advisory fees for providing advisory services to state and local government clients (including public pension plans) for two years following contributions by DBi or certain of its Supervised Persons to certain candidates or elected officials (commonly referred to as Pay-to-Play Practices). However, all Supervised Persons are permitted to make contributions of up to:

•	$350, per election, to state and/or local government candidates or elected officials for whom the Supervised Person is entitled to vote, and

•	$150, per election, to a state and/or local government candidate or elected official for whom the Supervised Persons is not entitled to vote, without triggering the two-year timeout.

Contributions do not include making independent expenditures to express support for candidates, making speeches or charitable contributions. In addition, volunteering would not be considered a contribution, provided DBi or the Supervised Person has not solicited the individual’s efforts and the firm’s resources, such as office space and telephones, are not used. For example, volunteering would not be viewed as a contribution if it occurred during non-work hours, such as vacation time or during an unpaid leave of absence.

Supervised Persons will be required to have all political contributions pre-approved (as to the amount and recipient, but not based on candidate or political party) by the Chief Compliance Officer.

In accordance with the “look back” provision of Rule 206(4)-5, Supervised Persons are required to disclose all political contributions made during the two (2) years prior to becoming a Supervised Person.

B.            Soliciting Contributions

The Rule 206(4)-5 bars DBi and certain of its Supervised Persons from soliciting or coordinating (e.g., “bundling”): (i) contributions to an official of a government entity to which the adviser is seeking to provide investment advisory services, or (ii) “payments” to a political party of a state or locality where the adviser is providing or seeking to provide investment advisory services to a government entity.

A “payment” is any gift, subscription, loan, advance or deposit of money or anything of value. While similar to the definition of contribution, a payment is not limited based on the purposes for which it is given.

C.            Third Party Solicitations

Rule 206(4)-5 also prohibits DBi from paying any person to solicit a state or local government (as, for example, a “placement agent”) unless such person is (i) a “regulated person” (i.e., a registered investment adviser or broker-dealer) that is subject to prohibitions against engaging in pay-to-play practices or (ii) one of the adviser’s employees, general partners, managing members, or executive officers (although contributions by these persons may trigger the two-year time out).

The prohibition does not extend to non-affiliated persons providing legal, accounting or other professional services in connection with specific investment advisory business that are not being paid directly or indirectly for communicating with the government entity for the purpose of obtaining or retaining investment advisory business for the adviser.

XI.            PROTECTION OF MATERIAL NON-PUBLIC INFORMATION

In addition to other provisions of this Code of Ethics and DBi’s Compliance Manual, Supervised Persons should note that DBi has a duty to safeguard any material, non-public information about any company or entity gained during the course of conducting its advisory business. Additionally, Supervised Persons may come into contact with material non-public information regarding service providers or other firms with which DBi does business, which may be subject to a non-disclosure agreement that may be broader in scope than DBi’s policy regarding safeguards against dissemination of material nonpublic information. Supervised Persons are required to safeguard such confidential and/or material nonpublic information, avoid dissemination to the public, and are prohibited from transacting upon such information for personal accounts.

As such, Supervised Persons generally should not share such information outside of DBi. Notwithstanding the foregoing, Supervised Persons and DBi may provide such information to persons or entities providing services to DBi and its Clients, where such information is required to effectively provide the services in question and within the scope of their services. Examples of such are:

•	accountants or accounting support service firms;
•	custodians;
•	transfer agents;
•	bankers; and
•	lawyers

Supervised Persons may use only document storage, management and transmission systems supplied and/or approved by DBi, and must treat documents and verbally transmitted information related to private offerings and transactions in accordance with any Non-Disclosure Agreements and / or confidentiality provisions. It is the responsibility of each Supervised Person to be aware of and comply with any and all security measures designed to prevent the deliberate or accidental dissemination of material non-public information at all times.

If there are any questions about the sharing of material, non-public information about investments made by DBi, please see the Chief Compliance Officer, and refer to the Compliance Manual for the additional information regarding the identification, receipt, and treatment of material, non-public information.

XII.            ELECTRONIC COMMUNICATIONS AND SOCIAL NETWORKING

A.            Electronic Communications

It is DBi’s policy that all firm communications, including communications with Clients and Investors, will always be professional in nature.

Communications with Clients and / or Investors regarding investment recommendations, receipts or disbursements of funds or securities, and performance is restricted to senior members of DBi. Further, these items are considered a critical element of our books and records and all communications involving this subject matter must be archived.

B.            Social Networking

This policy outlines acceptable and unacceptable use of any computer equipment and other technology by all DBi personnel, as it relates to blogs and/or social networking websites. These rules and restrictions are in place for the protection of all DBi personnel and DBi. Violation of this policy can expose you and DBi to risks and legal liability.

All personal internet, social networking, and blogging are subject to all the requirements and procedures described in this Code of Ethics and the Compliance Manual. The content of an employee’s posting or page on a blog or social networking website must comply with all of DBi’s policies, including, without limitation, the compliance policies (such as advertising compliance policies and the prohibition on insider trading), the professional requirement of confidentiality, and any policies related to discrimination and harassment in the workplace.

All firm-sponsored social media content (issued under DBi’s official account) must receive pre-approval from the CCO prior to being posted or disseminated. It is against DBi policy for personnel to post or redistribute any DBi proprietary information or DBi advertising material on either a personal social media profile or a firm-sponsored social media profile unless they receive approval to do so from the CCO.

XIII.            WHISTLEBLOWER AND ANTI-RETALIATION POLICY

A.            General

DBi has adopted a Code of Ethics that requires its personnel to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. It is the responsibility of all Supervised Persons to comply with the Code of Ethics and to report violations or suspected violations in accordance with this Whistleblower Policy. If the matter involves the Chief Compliance Officer, the Supervised Persons should report that information to a Managing Member of DBi. Nothing herein prohibits a Supervised Person from making a good faith report of a suspected violation of the securities laws to the appropriate regulatory authority.

B.            Reporting Violations

If a Supervised Person knows of or suspects a violation of applicable laws or regulations, the Code of Ethics, or any of DBi’s related policies, the Supervised Person must immediately report that information to the Chief Compliance Officer.

Alleged misconduct includes, but is not limited to:

•	Allegations of breach of confidentiality
•	Theft
•	Fraud
•	Misappropriation or misuse of funds or securities
•	Forgery
•	Unsuitable investments
•	Misrepresentation
•	Unauthorized trading
•	Other inappropriate financial dealings

C.            Investigations of Suspected Violations

All reported violations will be promptly investigated by the Chief Compliance Officer. The Chief Compliance Officer will document the investigation and any remedial actions taken. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

D.            Anti-Retaliation

No Supervised Person who in good faith reports a violation shall suffer harassment, retaliation, or adverse employment consequence. A Supervised Person who retaliates against another Supervised Person who has reported a violation in good faith is subject to discipline up to and including termination of employment.

XIV.            OVERSIGHT OF CODE OF ETHICS

A.            Reporting

Supervised Persons are required to promptly report any violation of this Code of Ethics they become aware of to the Chief Compliance Officer or, in the event the violation involves the Chief Compliance Officer, to a senior member of DBi. DBi expects Supervised Persons who violate this Code of Ethics to report their own violations, especially if a violation is inadvertent or of a technical nature.

B.            Review of Transactions

Each Supervised Person's transactions in his/her Personal Accounts may be reviewed on a regular basis by the CCO or their designee and compared to transactions entered into by DBi for Clients.

C.            Sanctions

DBi, with advice from outside legal counsel, at its discretion, shall consider reports made to management and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action that management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors). These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment with DBi, or criminal or civil penalties.

XV.            CONFIDENTIALITY

All reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.

XVI. ACKNOWLEDGMENT

All Supervised Persons are required to provide DBi with a written acknowledgment of their receipt of the Code of Ethics and any amendments.